

June 25, 2013

Via E-mail
Bradley C. Richardson
Executive Vice President and CFO
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720

> **Re:** **Diebold, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **File No. 001-04879**

Dear Mr. Richardson:

We have reviewed your letter dated May 16, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 18, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 3

1.   We note your response to prior comment 1 regarding your backlog disclosure required by Item 101(c)(1)(viii) of Regulation S-K. To the extent your backlog orders are material, the dollar amount should be disclosed. If you believe your backlog disclosure is not a meaningful indicator of your future business prospects, you may provide additional qualitative disclosure to explain to investors the basis of your belief. If you believe your backlog orders are immaterial, please provide us further quantitative information of your backlog. Otherwise, please confirm you will provide backlog disclosure in future filings.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statements of Operations, page 41

2.   We note your response to prior comment 2 that you do not believe the penalty is indicative of the nature of your operations and there is no correlation between your current operations and the estimated penalty. However, as noted in your disclosure, the FCPA investigation relates to certain transactions and payments that are operational in nature and as a result, we believe the penalty related to this investigation should be classified as an operating expense. Please revise your Form 10-K to classify the estimated penalty related to this investigation as an operating expense.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                                Sincerely,

                                                /s/ Patrick Gilmore

                                                Patrick Gilmore
                                                Accounting Branch Chief